Proskauer Rose LLP Eleven Times Square New York, NY 10036-8299

January 27, 2014	Julie M. Allen Partner d 212.969.3155 f 212.969.2900 jallen@proskauer.com www.proskauer.com

VIA EDGAR AND HAND DELIVERY

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3628

Attention: Ms. Pamela A. Long

Re:	Installed Building Products, Inc.

Registration Statement on Form S-1

Filed January 9, 2014

File No. 333-193247

Dear Ms. Long:

On behalf of Installed Building Products, Inc. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated January 23, 2014 relating to the above-referenced registration statement of the Company filed with the Commission on Form S-1 (File No. 333-193247) on January 9, 2014 (the “Registration Statement”).

The Company is concurrently filing via EDGAR Amendment No. 1 to the Registration Statement (“Amendment No. 1”). For the convenience of the Staff, we are supplementally providing blacklined copies, complete with exhibits, of Amendment No. 1, marked to show changes from the Registration Statement.

In this letter, we have recited the comments from the Staff in italicized type and have followed each comment with the Company’s response. Capitalized terms used but not defined in this letter shall have the meanings ascribed to such terms in Amendment No. 1. Except as otherwise specifically indicated, page references in the Company’s responses to the Staff’s comments correspond to the pagination of Amendment No. 1.

Prospectus Summary, page 1

1.	We note your response to comment 11 in our letter dated January 3, 2014. Please include in the filing the chart summarizing your company’s organization and ownership structure following the offering, which was provided in Appendix A of your correspondence.

Response: The Company has included the chart summarizing the Company’s organization and ownership structure following the offering on page 7 of Amendment No. 1.

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Our Company, page 1

2.	Please provide supplemental support for your statement that you are “the second largest new residential insulation installer in the United States based on total U.S. housing completions,” or otherwise tell us where this information is included in the supplemental documents you have provided to us in response to comment ten in our letter dated January 3, 2014.

Response: The statement that the Company is the second largest new residential insulation installer in the United States based on total U.S. housing completions is supported by the Company’s internal estimates and the views of industry participants, including the Company’s suppliers and customers. There are only three large national installers in the industry, including the Company, which the Company estimates have an aggregate of approximately 50% of the total market. The other market participants are regional and local businesses.

The Company estimates that its market share for the nine months ended September 30, 2013 was approximately 16% of the U.S. residential new construction insulation installation market. The Company’s estimates are calculated by dividing the total number of housing units insulated by the Company for the nine months ended September 30, 2013 (85,076) by the total number of U.S. housing completions during the same period according to U.S. Census Bureau data (546,100). Census Bureau data for U.S. housing completions is available at http://www.census.gov/construction/nrc/historical_data/.

There is no industry-wide data available to determine precise market share for the U.S. new residential insulation installation market. In addition, market share information is not available for the two other large national installers in the U.S. new residential insulation installation market. Based on its knowledge of the industry, the Company places Masco Corporation as the largest new residential insulation installer in the United States and United Subcontractors, Inc. as the third largest, both by market share based on total U.S. housing completions.

The Company estimates its competitors’ completions based on the number of installers they employ relative to those employed by the Company. In the Company’s experience, the number of installers employed by a contractor is directly correlated to the number of jobs such contractor has completed over a specified period. This is also a commonly accepted proxy in the industry. The Company currently employs approximately 2,200 installers. According to publicly available information, Masco Corporation currently employs 4,000 installers and United Subcontractors, Inc. currently has 1,300 employees, of whom the Company estimates 910 to be installers. The Company’s estimate for United Subcontractors, Inc. is based on its own percentage of installers to total employees (70%), which it believes is typical for the industry. Based on these estimates and using the Company’s ratio of completed job per installer employed (approximately 38.7:1), for the nine month period ended September 30, 2013:

•	Masco Corporation’s 4,000 installers would generate approximately 155,000 housing completions and 28% market share based on total U.S. housing completions; and

•	United Subcontractor, Inc.’s 910 installers would generate approximately 35,000 housing completions and 6% market share based on total U.S. housing completions.

Our Competitive Strengths, page 3

Proven ability to gain market share, page 4

3.	We note your revised disclosure in response to comment 13 in our letter dated January 3, 2014. However, the additional disclosure does not appear to represent a comparable statistic to your

180% revenue growth divided by total U.S. housing completions, since the 66% decrease of the U.S. residential new construction insulation installation market appears to be calculated based upon total U.S. housing completions only. Please advise, or otherwise revise your disclosure to provide an appropriate measure of your revenue growth as compared to the total U.S. market.

Response: The Company has revised the disclosure on pages 4 and 65 of Amendment No. 1 in order to avoid an inappropriate comparison of its revenue growth as compared to the total U.S. market. To the Company’s knowledge, revenue statistics are unavailable for the total U.S. market.

Summary Consolidated Financial Data, page 10

4.	We note you had compensation expense for Jeff Edwards $2.7 million in 2012, no compensation expense for him during the period ending September 30, 2013, and began paying him again in November 2013. Please revise footnote 2 to state more clearly and prominently that, as a result of the arrangements discussed, your results of operations for the nine months ended September 30, 2013, includes no compensation for Jeff Edwards, and as such the performance during this interim period is not comparable in this respect to operations from prior periods and may not be indicative of future results. Also revise your discussion of the results for the nine months ended September 30, 2013, beginning on page 47 to clearly and prominently disclose this and to quantify the resulting difference and the expected change in future periods.

Response: The Company has added disclosure on pages 12 and 40 of Amendment No. 1 to clearly and prominently state that its results of operations for the nine months ended September 30, 2013, includes no compensation for Jeff Edwards, and as such the performance during this interim period is not comparable in this respect to operations from prior periods and may not be indicative of future results. The Company has also added disclosure in “Management’s Discussion and Analysis of Financial Condition” on pages 44, 46-47 and 49 of Amendment No. 1.

5.	Please tell us your consideration of the need to record compensation expense for contributed services by Jeff Edwards during the first ten months of 2013 for his services as a “consultant and non-employee officer.” Provide us with a detailed description of the services he performed during this period, as compared to the services he performed in prior and subsequent periods.

Response: The Company considered whether to record compensation expense for Mr. Edwards during the first ten months of 2013 for his services as a consultant and non-employee officer. The Company’s analysis included an assessment of all existing compensation arrangements that the Company had and currently has with Mr. Edwards. Prior to November 2013, the Company had a consulting agreement with Mr. Edwards pursuant to which Mr. Edwards agreed to serve as the Company’s Chief Executive Officer (“CEO”) in a consultant and non-employee capacity. Pursuant to the consulting agreement, Mr. Edwards did not receive any base salary compensation as a consultant and non-employee officer during 2012 and through November 1, 2013 from the Company. As outlined in the response to the Staff’s prior comment 15, the $2.7 million paid to Mr. Edwards for prior services in December 2012 was paid pursuant to a Management Services and Fee Agreement entered into in December 2012. This management fee was paid to Mr. Edwards at the discretion of the Board of Directors for his past service in managing the Company through a significant recession and extremely difficult industry conditions. The Company credits Mr. Edwards’ active management for its growth and improved competitive position, in spite of these challenging conditions. No such discretionary payment or fee was granted by the Board of Directors or paid to Mr. Edwards during 2013. In November 2013, in anticipation of this offering, the Management Services and Fee Agreement and Mr. Edwards’

consulting agreement were terminated and the Company entered into an employment agreement with Mr. Edwards. In accordance with Mr. Edwards’ employment agreement, the terms of Mr. Edwards’ compensation are set with a minimum annual base salary and an opportunity to participate in the Company’s annual incentive and benefit programs. Any future bonus granted and paid to Mr. Edwards after our initial public offering will be paid pursuant to Mr. Edwards’ employment agreement and will be subject to approval by our Compensation Committee.

The Company notes that it has included all amounts paid to Mr. Edwards for his service as a consultant and non-employee officer pursuant to the Management Services and Fee Agreement in the line item “management fee, related parties.” The Company will reflect amounts paid to Mr. Edwards pursuant to his employment agreement in the line item “administrative expenses.”

The Company gave additional consideration to FRM 7210.2 and Staff Accounting Bulletin 5T, Accounting for Expenses or Liabilities Paid by Principal Stockholders, which both provide guidance that costs incurred by a principal stockholder on behalf of a company should be reflected as an expense in the company’s financial statements. The Company respectfully informs the Staff that there was no compensation paid to Mr. Edwards by any parent or principal stockholder of the Company during 2013 and thus no amounts required to be reflected in the Company’s financial statements.

The Company also considered the guidance in FRM 7220.1 item (a), which states:

Financial statements might not include compensation at fair market levels where charges were not made or were relatively low, or if amounts owed for services were forgiven and accounted for as a contribution to capital. If so, the notes to the historical financial statements should provide quantified disclosure of the significant compensation arrangements with related parties that resulted in below-market compensation expense.

The Company respectfully advises the Staff that, for the periods presented in the financial statements included in the Registration Statement, there has been no instances where amounts owed to an employee or officer were forgiven. Further, as outlined in the Company’s response to the Staff’s comment 4, the Company has added disclosures throughout the Registration Statement (including detailed quantification) to provide investors with the information necessary to understand the differences in the amount of compensation expense recorded in the periods presented. In addition, the Company believes it has appropriately addressed FRM 7220.1 item (b) by prominently disclosing its compensation arrangements with Mr. Edwards throughout the Registration Statement, including disclosures in “Management’s Discussion and Analysis of Financial Condition,” “Compensation of our Executive Officers and Directors” and “Certain Relationships and Related-Party Transactions.”

The Company also gave consideration to FRM 7220.2, which states “[o]ther forms of compensation provided by a related party or other holder of an economic interest in the entity to an employee for services should also be reflected in the registrant’s financial statements.” The Company informs the Staff that Mr. Edwards does receive cash compensation from an entity that is deemed to be a sister organization to the Company, and therefore is considered to be a related party. However, that compensation is for services provided by Mr. Edwards to the sister company as its President. As a result, compensation paid by such sister company is not required to be reflected in the Company’s financial statements. Mr. Edwards was paid approximately $400,000 and $430,000 for the years ended 2012 and 2013, respectively, by such sister company.

As noted above, all compensation paid to Mr. Edwards has been reflected in the Company’s financial statements and the Company concluded, after consideration of the accounting guidance discussed above, that there are no additional amounts required to be reflected as compensation. In addition, the Company submits that, with the additional disclosure that has been added to Amendment No. 1 in response to the Staff’s comment 4, it has clearly disclosed the compensation paid to Mr. Edwards and the impact of such payments on period-to-period comparability.

With respect to the Staff’s request for a detailed description of the services provided by Mr. Edwards during the first ten months of 2013 as compared to the services he performed in prior and subsequent periods, the Company notes that the services performed by Mr. Edwards have been substantially similar over such periods. Mr. Edwards’ services to the Company during these periods included overall senior management of the Company, directing corporate strategy and leading acquisition efforts. Since becoming CEO of the Company in 2004, the specific activities he has performed as CEO have shifted in response to external factors, such as the general economic conditions, the state of the housing market and the level of competition the Company faces, and internal factors, such as the financial condition, size and stockholder base of the Company. Additionally, Mr. Edwards’ responsibilities are expected to shift as the Company transitions to operating as a public company. While the Company recognizes that Mr. Edwards’ compensation has varied over the periods presented in the Registration Statement and may not be comparable period-over-period, the Company respectfully submits that the services provided by and compensation arrangements with Mr. Edwards were negotiated by the Board of Directors and Mr. Edwards.

Compensation of Our Directors and Executive Officers, page 83

Summary Compensation Table for the year ended December 31, 2013, page 83

6.	We note your response to comment 33 in our letter dated January 3, 2014. Please note that in response to Question 7 in the Jumpstart our Business Startup Act Frequently Asked Questions, the Commission noted that “[it] expect[s] draft registration statements to be substantially complete at the time of initial submission.” In addition, Instruction 1 to Item 402(n) of Regulation S-K states that you are required to provide executive compensation disclosure for both the last completed fiscal year and any other information required when your filing was made. At the time you submitted your draft registration statement you were required to provide Item 402 of Regulation S-K disclosure for fiscal year 2012. Please revise your filing to include executive compensation disclosure for fiscal years 2012 and 2013. Please address our prior comment 33 in full.

Response: The Company has revised the disclosure on pages 84 and 85 of Amendment No. 1 to include executive compensation disclosure for fiscal year 2012. The Company has included the amount paid to Mr. Edwards pursuant to the Management Services and Fee Agreement as “All Other Compensation” in the summary compensation table on page 84 of Amendment No. 1.

7.	With respect to Mr. Elliott’s 2012 discretionary bonus, please include footnote disclosure in the summary compensation table which summarizes your response to comment 34 in our letter dated January 3, 2014.

Response: The Company has added the requested summary as footnote disclosure in the summary compensation table on page 85 of Amendment No. 1.

* * * *

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please do not hesitate to contact me at (212) 969-3155 with any questions or comments regarding this filing or if you wish to discuss the above.

Sincerely,

/s/ Julie M. Allen

Julie M. Allen

cc:	Michael T. Miller, Installed Building Products, Inc.

Shelley A. McBride, Installed Building Products, Inc.

Robin M. Feiner, Proskauer Rose LLP

Michael J. Zeidel, Skadden, Arps, Slate, Meagher & Flom LLP